AEGIS CAPITAL CORP.

810 Seventh Avenue, 18th Floor

New York, New York 10019

November 15, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Soligenix, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-214038)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the several underwriters, hereby join in the Company’s request to accelerate the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 P.M., Washington D.C. time, on Wednesday, November 16, 2016, or as soon thereafter as practicable.

We, acting on behalf of the several underwriters, wish to advise you that, between November 14, 2016 and November 15, 2016, we distributed and will distribute to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “E-red” copies of the Preliminary Prospectus, dated November 14, 2016, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Aegis CAPITAL CORP.

By:	/s/ David Hentschel
Name: David Hentschel Title: Chief Compliance Officer